SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

       ALABAMA POWER COMPANY             SOUTHERN COMMUNICATIONS SERVICES, INC.
       600 North 18th Street              5555 Glenridge Connector, Suite 500
     Birmingham, Alabama 35291                   Atlanta, Georgia 30342


       GEORGIA POWER COMPANY            SOUTHERN COMPANY ENERGY SOLUTIONS, INC.
  241 Ralph McGill Boulevard, N.E.          241 Ralph McGill Boulevard, N.E.
       Atlanta, Georgia 30308                    Atlanta, Georgia 30308

         GULF POWER COMPANY                 SOUTHERN COMPANY SERVICES, INC.
          One Energy Place                  241 Ralph McGill Boulevard, N.E.
      Pensacola, Florida 32520                   Atlanta, Georgia 30308

     MISSISSIPPI POWER COMPANY              SOUTHERN ENERGY RESOURCES, INC.
          2992 West Beach                    900 Ashwood Parkway, Suite 500
    Gulfport, Mississippi 39501                  Atlanta, Georgia 30338

SAVANNAH ELECTRIC AND POWER COMPANY     SOUTHERN NUCLEAR OPERATING COMPANY, INC.
        600 Bay Street East                   40 Inverness Center Parkway
      Savannah, Georgia 31401                  Birmingham, Alabama 35242

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

   William E. Zales, Jr., Vice President and            Tommy Chisholm, Secretary
              Corporate Secretary                 Southern Communications Services, Inc.
             Alabama Power Company                 5555 Glenridge Connector, Suite 500
             600 North 18th Street                        Atlanta, Georgia 30342
           Birmingham, Alabama 35291

        Judy M. Anderson, Vice President                Tommy Chisholm, Secretary
            and Corporate Secretary              Southern Company Energy Solutions, Inc.
             Georgia Power Company                   241 Ralph McGill Boulevard, N.E.
        241 Ralph McGill Boulevard, N.E.                  Atlanta, Georgia 30308
             Atlanta, Georgia 30308

           Warren E. Tate, Secretary                  Tommy Chisholm, Vice President
                 and Treasurer                                and Secretary
               Gulf Power Company                    Southern Company Services, Inc.
                One Energy Place                     241 Ralph McGill Boulevard, N.E.
            Pensacola, Florida 32520                      Atlanta, Georgia 30308

      Michael W. Southern, Vice President,            Tommy Chisholm, Vice President
Chief Financial Officer, Secretary and Treasurer              and Secretary
                2992 West Beach                      Southern Energy Resources, Inc.
          Gulfport, Mississippi 39501                 900 Ashwood Parkway, Suite 500
                                                          Atlanta, Georgia 30338

        Kirby R. Willis, Vice President,         Sherry A. Mitchell, Corporate Secretary
     Treasurer and Chief Financial Officer       Southern Nuclear Operating Company, Inc.
      Savannah Electric and Power Company              40 Inverness Center Parkway
              600 Bay Street East                       Birmingham, Alabama 35242
            Savannah, Georgia 31401


                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

     W. L. Westbrook                                     John D. McLanahan
 Financial Vice President                               Troutman Sanders LLP
   The Southern Company                              600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                   Suite 5200
  Atlanta, Georgia 30303                            Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED

Item 1.         Description of Proposed Transactions.

                1.1 Summary. The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell up to 60,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "SIP Stock"), pursuant to its Southern Investment Plan (the "SIP"), up to 25,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "ESP Stock"), pursuant to The Southern Company Employee Savings Plan (the "Savings Plan") and up to 3,000,000 additional shares of its authorized but unissued common stock, par value $5 per share, as such number may be adjusted for any share split or distribution hereafter authorized by the Commission (the "ESOP Stock"), in order to provide common stock to fund The Southern Company Employee Stock Ownership Plan (the "ESOP"). It is proposed that the SIP Stock, the ESP Stock and the ESOP Stock (collectively, the "Plan Stock") will be issued and sold from time to time on or prior to September 30, 2004.

                1.2 Southern Investment Plan. The SIP provides shareholders of record of Southern's common stock with a means of purchasing additional shares through the reinvestment of cash dividends and/or through optional cash payments. In addition, the SIP has a direct purchase feature that enables other eligible investors to become participants by making initial cash payments for the purchase of common stock. Participants may acquire additional shares of common stock by reinvesting all or a portion of their dividends and by making optional cash payments of not less than $25 per payment and not more than $150,000 per calendar year.

                Shares of common stock are purchased under the SIP, at the option of Southern, from newly issued shares or shares purchased on the open market.

                The price per share for shares purchased on the open market will be the weighted average price paid to acquire the shares, excluding broker commissions. The price per share for shares purchased from Southern with dividends will be equal to the average of the high and low sale prices on the dividend payment date. For shares purchased from Southern with cash payments, the price per share will be equal to the average of the high and low sale prices on the 10th or 25th of the month, as applicable.

                When shares are purchased from Southern and the common stock is not traded on the New York Stock Exchange on the days specified above, the price for shares purchased with dividends will be equal to the average of the high and low sale prices on the trading days immediately preceding and following the dividend payment date. For shares purchased with cash payments, the price will be the average of the high and low sales prices on the trading day immediately following the 10th or 25th. The price for shares purchased from Southern will be calculated based on sale prices as reported on the NYSE Composite Transactions as published by The Wall Street Journal.

         Southern Company Services, Inc. ("SCS") administers the SIP. SCS appoints a registered broker-dealer or bank as independent agent to purchase and sell stock on behalf of the SIP.

                All SIP shares are voted in the same manner as shares of Southern common stock registered in a participant's own name. Participants can close their SIP accounts upon written request. Southern reserves the right to suspend, modify or terminate the SIP at any time.

                1.3 Employee Savings Plan. The ESP Stock will be offered to employees of Southern's subsidiaries pursuant to the Savings Plan under which such employees voluntarily may contribute, through payroll deductions, any whole percentage which is not more than 16% of their compensation (base salary or wages, including all amounts by which a Participant's compensation is reduced pursuant to his salary reduction election under The Southern Company Flexible Benefits Plan) ("Voluntary Participant Contribution"). In addition, a Savings Plan member may elect to have his compensation reduced by a whole percentage which is not more than 16% of his compensation, such amount to be contributed to his account under the Savings Plan ("Elective Employer Contribution"). The maximum Voluntary Participant Contribution shall be reduced by the percent, if any, which is contributed as an Elective Employer Contribution on behalf of the Savings Plan member. The maximum Elective Employer Contributions any Participant may elect to defer under the Savings Plan in any taxable year of the Participant are subject to certain limitations under the Internal Revenue Code of 1986, as amended. Each employing company currently contributes, on behalf of each of the Savings Plan members in its employ, an amount equal to 75% of the member's Voluntary Participant Contribution, plus the Elective Employer Contribution made on his behalf, to the extent such contributions, when combined, do not exceed 6% of his compensation.

                Merrill Lynch Trust Company of Florida acts as Trustee for the trust which is part of the Savings Plan, and the Savings Plan is administered by the Savings Plan Committee consisting of three officers of Southern.

                Each Savings Plan member must direct that his contributions be invested in one or more of several funds, including a Southern Company Stock Fund consisting of Southern's common stock. All employer matching contributions are initially invested in the Southern Company Stock Fund.

                Investment purchases by the Trustee for the funds may be made either on the open market or by private purchase, provided that no private purchase may be made of common stock of Southern at a price greater than the last sale price or the highest current independent bid price, whichever is higher, for such stock on the New York Stock Exchange, plus an amount equal to the commission payable in a stock exchange transaction if such private purchase is not made from Southern. The Trustee may purchase common stock of Southern directly from Southern under the SIP or under any other similar plan made available to holders of record of shares of common stock of Southern, at the purchase price provided for in such plan.

                1.4 Employee Stock Ownership Plan. The exact number of shares of ESOP Stock to be issued by Southern will be determined by the aggregate amount of contributions to be invested by the trust established pursuant to the ESOP (the "ESOP Trust") and the purchase price per share of Southern's common stock determined as set forth below.

                The purpose of the ESOP, which was originally effective January 1, 1976 and was last amended and restated effective as of January 1, 1997, is to enable eligible employees of SCS and other affiliates or subsidiaries of Southern that adopt the ESOP (the "Employing Companies") to share in the future of Southern, to provide participants with an opportunity to accumulate capital for their future economic security, and to enable participants to acquire Southern common stock. All of the current Employing Companies are applicants in this proceeding.

                The ESOP permits the Employing Companies to contribute cash or common stock in an amount or under such formula as SCS shall determine in its sole and absolute discretion. Participant contributions are neither required nor permitted under the ESOP.

                It is anticipated that the contributions by the Employing Companies to the ESOP Trust generally will be made in cash. However, if a contribution consists of ESOP Stock, the number of shares contributed will be determined by the market value of the shares, as determined by SCS. The purchase price per share of ESOP Stock acquired from Southern by the ESOP Trust with cash contributions shall be the market value thereof as determined by SCS.

                Under the ESOP, the ESOP Trust is required to reinvest cash dividends paid on shares of Southern's common stock allocated to a participant's account in additional shares of common stock, unless the participant elects to have such cash dividends distributed to him currently or the Employing Company distributes cash dividends in order to qualify such distribution for a tax deduction under the 1986 Code. In reinvesting any cash dividends, the ESOP Trust may purchase common stock under the SIP (at the price provided for in such plan), on the open market or by private purchase, including purchases directly from Southern.

                1.5 Use of Proceeds. The proceeds from the sale of the Plan Stock will be used by Southern to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act, and for other general corporate purposes. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

Item 2.         Fees, Commissions and Expenses.

                Information as to fees and expenses to be incurred in connection with the issuance and sale of the Plan Stock will be set forth in an amendment hereto.

Item 3.         Applicable Statutory Provisions.

                (a) Southern considers that the proposed issuance and sale of the Plan Stock are subject to the provisions of Sections 6(a), 7, 32 and 33 of the Act and Rules 53 and 54 thereunder.

                Southern considers that any purchases of Southern's common stock by the Employing Companies pursuant to the ESOP prior to contributing such stock to the ESOP Trust are subject to the provisions of Sections 9(a) and 10 of the Act.

                The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

                (b) Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

                Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At August 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.604 billion, or approximately 90.9% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1999 ($3.965 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.

                In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

                Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The issuance of the Plan Stock as proposed herein would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

                The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of June 30, 1999, was 44.4% equity, 55.6% debt including all non-recourse debt, and 56.0% equity and 44.0% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 48.5% and 51.5%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 39.2% of total capitalization at June 30, 1999. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.

                Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evidenced by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 46.9% at June 30, 1999, which is lower than the average for Standard & Poor's "A" rated vertically integrated utilities. At year end 1998, according to Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 50.4% of total capitalization.

                Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased approximately $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the issuance of the Rule 53(c) Order.

                Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs have not had any adverse impact on Southern's financial integrity.

Item 4.         Regulatory Approval.

                The issuance and sale by Southern of the Plan Stock as described in Item 1 hereof are not subject to the jurisdiction of any state commission or of any federal commission other than the Securities and Exchange Commission.

Item 5.         Procedure.

                It is hereby requested that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicant-declarants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby. Item 6. Exhibits and Financial Statements.

                (a)          Exhibits

                A-1(a)   - Composite Certificate of Incorporation of Southern
                           reflecting all amendments to date. (Designated in Registration No. 33-3546 as Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A and in Certificate of Notification, File No. 70-8181, as Exhibit A.)

                A-1(b)   - By-laws of Southern as amended effective October
                           21, 1991, and presently in effect. (Designated in Form U-1, File No. 70-8181, as Exhibit A-2.)

                B-1      - Southern Investment Plan. (See the prospectus
                           included in Exhibit C-1.)

                B-2      - The Southern Company Employee Savings Plan, as
                           amended to date. (Designated in Southern's Form 10-K for the year ended December 31, 1998, File No. 1-3526, as Exhibit 10(a)61.)

                B-3      - The Southern Company Employee Stock Ownership Plan,
                           as amended to date. (Designated in Southern's Form 10-K for the year ended December 31, 1998, File No. 1-3526, as Exhibit 10(a) 62.)

                C-1      - Registration statement of Southern with respect to
                           the SIP filed pursuant to the Securities Act of 1933, as amended. (Filed electronically March 3, 1995 and Post-Effectively amended September 20, 1996, File No. 33-57951.)

                C-2      - Registration statement of Southern with respect to
                           the Savings Plan filed pursuant to the Securities Act of 1933, as amended. (Filed electronically January 14, 1998, File No. 333-44261.)

                F-1      - Opinion of Troutman Sanders LLP, counsel for
                           Southern. (To be filed by amendment.)

                G        - Form of Notice.

                Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

                (b)          Financial Statements.

                             Condensed balance sheet of Southern at June 30, 1999. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1999, File no. 1-3526.)

                             Statements of income and cash flows of Southern for the six months ended June 30, 1999. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1999, File no. 1-3526.)


         Since June 30, 1999, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern from that set forth in or contemplated by the foregoing financial statements.

Item 7.         Information as to Environmental Effects.

                (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Southern's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

                (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  October 15, 1999                      THE SOUTHERN COMPANY



                                              By: /s/Tommy Chisholm
                                                     Tommy Chisholm
                                                       Secretary


                                              ALABAMA POWER COMPANY



                                              By:   /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary


                                              GEORGIA POWER COMPANY



                                              By:   /s/Wayne Boston
                                                       Wayne Boston
                                                   Assistant Secretary


                                              GULF POWER COMPANY



                                              By:   /s/Wayne Boston
                                                       Wayne Boston
                                                  Assistant Secretary


                                              MISSISSIPPI POWER COMPANY



                                              By:   /s/Wayne Boston
                                                       Wayne Boston
                                                   Assistant Secretary


                                            SAVANNAH ELECTRIC AND POWER COMPANY



                                              By:   /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary


                                         SOUTHERN COMMUNICATIONS SERVICES, INC.



                                              By:    /s/Tommy Chisholm
                                                        Tommy Chisholm
                                                         Secretary


                                        SOUTHERN COMPANY ENERGY SOLUTIONS, INC.



                                              By:    /s/Tommy Chisholm
                                                       Tommy Chisholm
                                                         Secretary


                                            SOUTHERN COMPANY SERVICES, INC.



                                              By:   /s/Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary


                                             SOUTHERN ENERGY RESOURCES, INC.



                                              By:    /s/Tommy Chisholm
                                                       Tommy Chisholm
                                                         Secretary


                                       SOUTHERN NUCLEAR OPERATING COMPANY, INC.



                                              By:   /s/Wayne Boston
                                                      Wayne Boston
                                                    Assistant Secretary